                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                           Commission File Number 000-23739

                           NOTIFICATION OF LATE FILING

             (Check One): /_/ Form 10-K /_/ Form 11-K /_/ Form 20-F
                          /X/ Form 10-Q /_/ Form N-SAR

         For Period Ended: September 30, 1998
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/_/ Transition Report on Form 10-K   /_/ Transition Report on Form 10-Q
/_/ Transition Report on Form 20-F   /_/ Transition Report on Form N-SAR
/_/ Transition Report on Form 11-K

         For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Galveston's Steakhouse Corp.
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Former name if applicable  N/A
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Address of principal executive
     office (Street and number): 151 East Alessandro Boulevard
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City, state and zip code: Riverside, California 92508
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/_/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/_/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant filed a report on Form 8-K dated September 14, 1998 announcing that on August 31, 1998, the Registrant and Paragon Steakhouse Restaurant, Inc., a Delaware corporation ("Paragon"), and Kyotaru Co., Ltd., a Japanese corporation and the sole stockholder of Paragon ("Kyotaru"), entered into a Merger Agreement (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, the Registrant shall acquire from Kyotaru all the issued and outstanding common stock of Paragon. Many of the Registrant's key personnel have devoted substantial time to finalize the terms of the Merger Agreement and to obtain financing for the acquisition. As a result, the Registrant has had insufficient personnel devoted to prepare and file its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1998.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

    Hiram Woo                                 (909)               789-7606
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      (Name)                               (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         /X/  Yes.                  /_/  No.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?          /_/  Yes.                 /X/  No.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          GALVESTON'S STEAKHOUSE CORP.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 16, 1998                  By: Hiram Woo, President
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